SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               IVANHOE MINES LTD.
                               ------------------
                                (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
                           ---------------------------
                         (Title of Class of Securities)

                                     46579N
                                     ------
                                 (CUSIP Number)

                                31 DECEMBER 2003
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of SECTION 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT
TO WHICH THIS SCHEDULE IS FILED:

[_]   Rule 13d-1(b)
[_]   Rule 13d-1(c)
[X]   Rule 13d-1(d)
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

CUSIP NO. 46579N                  Schedule 13G                      Page 2 of 13

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   1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Robert Martin Friedland
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A

         (a)  [_]
         (b)  [_]

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   3.    SEC USE ONLY

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   4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  American and Canadian

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   Number of Shares     5.    SOLE VOTING POWER: 100,834,334
   Beneficially Owned   --------------------------------------------------------
   by                   6.    SHARED VOTING POWER: 0
   Each Reporting       --------------------------------------------------------
   Person with          7.    SOLE DISPOSITIVE POWER: 100,834,334
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         100,834,334

--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A

                                                                        [_]
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   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 38.0%

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   12.   TYPE OF REPORTING PERSON:  IN

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

CUSIP NO. 46579N                  Schedule 13G                      Page 3 of 13

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   1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Newstar Holdings SRL
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A

   (a)  [_]
   (b)  [_]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Barbados

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   Number of Shares     5.    SOLE VOTING POWER: 81,023,533
   Beneficially Owned   --------------------------------------------------------
   by                   6.    SHARED VOTING POWER: 0
   Each Reporting       --------------------------------------------------------
   Person with          7.    SOLE DISPOSITIVE POWER: 81,023,533
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         81,023,533

--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A

                                                                        [_]
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   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 30.5%

--------------------------------------------------------------------------------
   12.   TYPE OF REPORTING PERSON:  OO

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

CUSIP NO. 46579N                  Schedule 13G                      Page 4 of 13

--------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Newstar Securities SRL
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A

         (a)  [_]
         (b)  [_]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Barbados

--------------------------------------------------------------------------------

   Number of Shares     5.    SOLE VOTING POWER: 81,023,533
   Beneficially Owned   --------------------------------------------------------
   by                   6.    SHARED VOTING POWER: 0
   Each Reporting       --------------------------------------------------------
   Person with          7.    SOLE DISPOSITIVE POWER: 81,023,533
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         81,023,533

--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A

                                                                        [_]
--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 30.5%

--------------------------------------------------------------------------------
   12.   TYPE OF REPORTING PERSON:  OO

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

CUSIP NO. 46579N                  Schedule 13G                      Page 5 of 13

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   1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Australian Bulk Minerals SRL
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A

         (a)  [_]
         (b)  [_]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Barbados

--------------------------------------------------------------------------------

   Number of Shares     5.    SOLE VOTING POWER: 50,322,533
   Beneficially Owned   --------------------------------------------------------
   by                   6.    SHARED VOTING POWER: 0
   Each Reporting       --------------------------------------------------------
   Person with          7.    SOLE DISPOSITIVE POWER: 50,322,533
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         50,322,533

--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A

                                                                        [_]
--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 18.9%

--------------------------------------------------------------------------------
   12.   TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

CUSIP NO. 46579N                  Schedule 13G                      Page 6 of 13

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   1.    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)

         Goldamere Holdings SRL
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A

         (a)  [_]
         (b)  [_]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Barbados

--------------------------------------------------------------------------------

   Number of Shares     5.    SOLE VOTING POWER: 50,322,533
   Beneficially Owned   --------------------------------------------------------
   by                   6.    SHARED VOTING POWER: 0
   Each Reporting       --------------------------------------------------------
   Person with          7.    SOLE DISPOSITIVE POWER: 50,322,533
                        --------------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         50,322,533

--------------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A

                                                                        [_]
--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 18.9%

--------------------------------------------------------------------------------
   12.   TYPE OF REPORTING PERSON:  OO

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

CUSIP NO. 46579N                  Schedule 13G                      Page 7 of 13


ITEM 1

1(a)     NAME OF ISSUER: Ivanhoe Mines Ltd. (the "Company")

1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         Suite 654 - 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1

ITEM 2

2(a)     NAME OF PERSON FILING:

         This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         (i)    Robert Martin Friedland;
         (ii)   Newstar Holdings SRL ("Newstar Holdings");
         (iii)  Newstar Securities SRL ("Newstar Securities");
         (iv)   Australian Bulk Minerals SRL ("ABM"); and
         (v)    Goldamere Holdings SRL ("Goldamere").

2(b)     ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The address of the principal business office of Mr. Friedland is No. 1 Temasek Ave., 37th Floor, Unit 2, Millenia Tower, Singapore, 039192.

         The address of the principal business office of Newstar Holdings is Stevmar House, Suite 202, Rockley, Christ Church, Barbados.

         The address of the principal business office of Newstar Securities is Stevmar House, Suite 202, Rockley, Christ Church, Barbados.

         The address of the principal business office of ABM is Stevmar House, Suite 202, Rockley, Christ Church, Barbados.

         The address of the principal business office of Goldamere is Stevmar House, Suite 202, Rockley, Christ Church, Barbados.

2(c)     CITIZENSHIP:

         (i)    Robert Martin Friedland - American and Canadian
         (ii)   Newstar Holdings - Barbados
         (iii)  Newstar Securities - Barbados
         (iv)   ABM - Barbados
         (v)    Goldamere - Barbados

2(d)     TITLE OF CLASS OF SECURITIES: Common Shares with no par value
(the "Common Shares" or "Shares")

2(e)     CUSIP NO.: 46579N

ITEM 3:  N/A

CUSIP NO. 46579N                  Schedule 13G                      Page 8 of 13


ITEM 4.  OWNERSHIP

         a.       Amount Beneficially Owned:

                           Goldamere directly beneficially owns an aggregate of
                  50,322,533 Shares. ABM may be deemed to beneficially own an aggregate of 50,322,533 Shares as a result of its voting and dispositive power over 50,322,533 Shares beneficially owned by Goldamere, its wholly-owned subsidiary. Newstar Securities may be deemed to beneficially own an aggregate of 81,023,533 Shares as a result of its voting and dispositive power over 50,322,533 Shares beneficially owned by ABM, its 89.9% subsidiary, in addition to the 30,701,000 Shares owned directly by it. Newstar Holdings may be deemed to beneficially own an aggregate of 81,023,533 Shares as a result of its voting and dispositive power over 81,023,533 Shares beneficially owned by Newstar Securities, its wholly-owned subsidiary. Mr. Friedland may be deemed to beneficially own an aggregate of 100,834,334 Shares as a result of his voting and dispositive over 81,023,533 Shares beneficially owned by Newstar Holdings, his wholly-owned company, in addition to the 19,810,801 Shares owned directly by him.

         b.       Percent of class:

                           Mr. Friedland may be deemed to beneficially own
                  approximately 38.0% of the outstanding Common Shares. Newstar Holdings and Newstar Securities may be deemed to beneficially own approximately 30.5% of the outstanding Common Shares. ABM and Goldamere may be deemed to beneficially own approximately 18.9% of the outstanding Common Shares.

         c.       Number of shares as to which such person has:

                           Goldamere may be deemed to have sole power to direct
                  the voting and disposition of the 50,322,533 Shares it beneficially owns. ABM may be deemed to have sole power to direct the voting and disposition of the 50,322,533 Shares beneficially owned by Goldamere, its wholly-owned subsidiary. Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 50,322,533 Shares beneficially owned by ABM, its 89.9% subsidiary, in addition to the 30,701,000 Shares owned directly by it. Newstar Holdings may be deemed to have sole power to direct the voting and disposition of the 81,023,533 Shares beneficially owned by Newstar Securities, its wholly-owned subsidiary. Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 81,023,533 Shares beneficially owned by Newstar Holdings, his wholly-owned company, in addition to the 19,810,801 Shares owned directly by him.

CUSIP NO. 46579N                  Schedule 13G                      Page 9 of 13


ITEM 5.

Ownership of 5 Percent or Less of a Class: N/A

ITEM 6.

Ownership of More than 5 Percent on Behalf of Another Person: N/A

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

ITEM 8.

Identification and Classification of Members of the Group:  N/A

ITEM 9.

Notice of Dissolution of Group: N/A

ITEM 10.

Certifications:  N/A

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 46579N                  Schedule 13G                     Page 10 of 13


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 13, 2004


                                            /s/ Robert Martin Friedland
                                            ------------------------------------
                                            Robert Martin Friedland


                                            NEWSTAR HOLDINGS SRL


                                            By:  /s/ Robert Martin Friedland
                                                 -------------------------------
                                                 Name:  Robert Martin Friedland
                                                 Title:     President


                                            NEWSTAR SECURITIES SRL


                                            By:  /s/ Robert Martin Friedland
                                                 -------------------------------
                                                 Name:  Robert Martin Friedland
                                                 Title:     President


                                            AUSTRALIAN BULK MINERALS SRL


                                            By:  /s/ Robert Martin Friedland
                                                 -------------------------------
                                                 Name:  Robert Martin Friedland
                                                 Title:     President


                                            GOLDAMERE HOLDINGS SRL


                                            By:  /s/ Robert Martin Friedland
                                                 -------------------------------
                                                 Name:  Robert Martin Friedland
                                                 Title:     President

CUSIP NO. 46579N                      Schedule 13G                 Page 11 of 13


                                  EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.